Exhibit 99.1

Antelope Appraisal Drilling Update

Antelope-5 extended flow test concluded

Antelope-6 flows at 13mmcfd

SINGAPORE and PORT MORESBY, Papua New Guinea, March 3, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) provided an update on the appraisal drilling on the Antelope field in Petroleum Retention License 15 ("PRL15") in the Gulf Province of Papua New Guinea.

Antelope-5

During February, the second extended well test on Antelope-5 was completed. The well flowed at an average of 53.3 million standard cubic feet gas per day (mmcfd) measured through a 48/64" choke for 14 days and then shut-in for over 14 days to record the subsequent pressure build-up. The majority of the stabilized flow occurred on a 48/64" choke at a rate of approximately 57 mmcfd.

Downhole pressure gauges have been successfully retrieved from both Antelope-5 and Antelope-1 (observation well) and data has been extracted for analysis.

Preliminary analysis has confirmed the excellent reservoir quality and connectivity seen in the initial Antelope-5 production test conducted in mid-2015. The forward plan is to undertake further analysis to quantify nearby reservoir properties.

Antelope-6

During the month of February, 9-5/8" liner was run to the top reservoir, four cores were cut from the upper section of the reservoir and intermediate logs were run.

The four cores were cut over an interval of 2,268 to 2,330 meters measured depth from rotary table (MDRT) and the well reached a depth within the reservoir section of 2,330 meters (MDRT). Preliminary interpretation shows approximately 12 meters of dolomite is present in the drilled section.

It was decided to conduct an intermediate, multi-rate flow test over an interval from 2,264 to 2,330 meters MDRT in the target interval. A final stabilized flow rate of approximately 13 mmcfd was obtained over a 24 hour period, measured through a 40/64" choke. The well is currently shut-in for pressure build-up.

Once testing is complete it is planned to drill through the gas-water-contact to a proposed total depth of approximately 2,650 meters MDRT and then run a full suite of wireline logs. Once logs have been obtained, a decision will be made regarding the need for further testing.

The Antelope-6 appraisal well is located 2km east-south-east of the Antelope-3 well and is designed to provide structural control and reservoir definition on the eastern flank of the Antelope field. Antelope-6 spudded in December 2015 and intersected the top of the reservoir at approximately 2,264 meters MDRT.

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About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contact

Singapore
Ann Lee Communications Specialist
T: +65 6507 0222 E: ann.lee@interoil.com

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. Well test results should be considered as preliminary and test results are not necessarily indicative of long term performance or of ultimate recovery. There is no assurance that reserves will be assigned to such fields. With undiscovered resources (including prospective resources), there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers should refer to our Annual Information Form for additional information about and cautionary language regarding resources. The Estimates of the company's natural gas and condensate resources provided are estimates only and there is no guarantee that the estimated resources will be recovered. Actual natural gas and condensate resources may be greater or less than the estimates provided, and the difference may be material. These statements are based on our current beliefs as well as assumptions made by, and information currently available to, us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.